SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Embargo: 07.30 Thursday 6 April 2006

CITIC Prudential Fund Management Company launches first fund in China

Prudential's asset management joint venture with CITIC, CITIC Prudential Fund Management Company, today announced the launch of its first fund product. The fund is a balanced fund and is targeted at domestic retail and institutional investors. The fund is being distributed through the Agricultural Bank of China, China CITIC Bank and several securities companies.


The fund was developed in response to consumer research conducted by CITIC Prudential Fund Management Company indicating that many Chinese retail investors are risk averse and prefer more stable investment funds. The fund aims to provide regular income and capital growth by investing in equities and bonds.


In addition to the launch of the balanced fund, CITIC Prudential Fund Management Company signed a memorandum of understanding with the Agricultural Bank of China providing distribution support for the balanced fund and subsequent fund products and support for Prudential's Qualified Foreign Institutional Investor application.


Ajay Srinivasan, Chief Executive, Fund Management, Asia added; "The launch of our first fund is an important milestone in our plan to build a quality fund management business in China. With the strong support of our partner CITIC and our customer centric approach, I believe we will make a positive contribution to both the Chinese funds management industry and Chinese investors."


CITIC Prudential Fund Management Company Chief Executive Officer, CheeSeng Shek said, "Partnering with an important bank like China Agricultural Bank is a great first step for CITIC Prudential Fund Management Company. I am sure the launch of our first fund will be a strong start to a very long relationship."


CITIC Prudential Fund Management Company is headquartered in Shanghai and will offer its new investment products nationwide. This funds management operation is Prudential's ninth in Asia and adds to its rapidly growing portfolio of funds businesses.


                                    - ENDS -


Enquiries:

Media                                     Investors
William Baldwin-Charles   020 7548 3719   James Matthews      020 7548 3561
Joanne Doyle              020 7548 3708   Marina Novis        020 7548 3511



About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.


Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP234 billion (as of 31 December 2005) of funds under management.


In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP149 billion of funds under management (as of 31 December 05). Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg provides banking, insurance and investment products through its internet site www.egg.com.


Prudential is the leading European-based life insurer in Asia with operations in 12 markets as well as funds management businesses in 9 of those 12 markets.


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31 December 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


About CITIC Group (China International Trust and Investment Corporation)

CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.


CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilized foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.


CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2004, CITIC had total assets of over RMB 701.6 billion (US$84 billion).


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 April 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations